Exhibit 23a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-153745 on Form S-3 of our report dated February 24, 2010, relating to the consolidated financial statements and consolidated financial statement schedule of PSEG Power LLC and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph for the retrospective adjustment of the consolidated financial statements for all periods presented to reflect the operations of PSEG Texas, LP and the adoption of new accounting guidance related to fair value measurements effective January 1, 2008), appearing in this Annual Report on Form 10-K of PSEG Power LLC for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

February 24, 2010